EXHIBIT 99.4

Key Facts About the Koch Industries - Georgia-Pacific Transaction

•	Koch Industries Inc. has finalized a definitive agreement and plan of merger with Georgia-Pacific Corp. to purchase all of the corporation’s fully diluted shares of common stock.

•	The purchase price is $48 per share in cash, which represents a 39 percent premium to the shares’ closing price on Nov. 11.

•	The offer also represents a premium of 27 percent to the highest closing price of the Georgia-Pacific common stock during the past five years.

•	This offer establishes an equity value of $13.21 billion and a total enterprise value, including debt, of $21 billion.

•	Koch intends to commence an all-cash tender offer for any and all outstanding shares of Georgia-Pacific common stock on a fully diluted basis no later than Nov. 18, followed by a second step cash-out merger at the offer price.

•	Koch Industries Inc.’s offer is subject to normal closing conditions, including relevant regulatory approvals. There is no financing contingency.

•	Koch Industries Inc. has fully arranged for all financing to complete the transaction through Citigroup.

•	The transaction would bring value and opportunities to employees, customers and communities served by Georgia-Pacific. (Half of Georgia-Pacific employees own GP stock outright or in retirement plans.)

•	Georgia-Pacific would retain its name and Atlanta headquarters.

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